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Joseph De Perio · 3rd

Co-Founder at SportBLX

New York, New York, United States ·

Contact info

500+ connections

Message   (More)

 **I Got It**

Brown University

Experience



Chairman Of The Board

I Got It

Aug 2020 – Present · 1 yr

New York City Metropolitan Area



Co-Founder of SportBLX

SportBLX

Jan 2019 – Present · 2 yrs 7 mos

New York, New York, United States

Senior Portfolio Manager

Clinton Group

Jun 2006 – Present · 15 yrs 2 mos



Vice President
Millennium Partners
2008 – 2009 · 1 yr



Private Equity Associate
Trimaran Capital Partners
2003 – 2006 · 3 yrs

Show 1 more experience ⌄

Education



Brown University
BA, Business Economics
1996 – 2000

Interests



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I Got It
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Title3Funds
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Hedge Fund Group (HFG
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Brown Alumni Associati
17,982 members

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